# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FRANKLIN STREET PROPERTIES CORP /MA/, CIK 0001031316
CUSIP: 35471R106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 401 EDGEWATER PLACE, STE 200, WAKEFIELD, Massachusetts (MA), 01880
Date of event which requires filing of this statement: 07/07/2025
Amends the filing with accession number 0000902664-25-001603
Filed by CIK 0002043653
Persons authorized to receive notices and communications: Converium Capital Inc., 1250, boul. Rene-Levesque Ouest, Suite 4030, Montreal, Quebec Canada (A8), H3B 4W8, 1 (514) 418-0201; Ele Klein & Brandon Gold, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, (212) 756-2000

## Reporting persons
- Converium Capital Inc. (CIK 0002043653): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,506,414; sole dispositive power 0; shared dispositive power 6,506,414; aggregate amount beneficially owned 6,506,414 (6.3% of the class)
- Aaron Stern: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,506,414; sole dispositive power 0; shared dispositive power 6,506,414; aggregate amount beneficially owned 6,506,414 (6.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: FRANKLIN STREET PROPERTIES CORP /MA/
Address of issuer's principal executive offices: 401 EDGEWATER PLACE, STE 200, WAKEFIELD, Massachusetts (MA), 01880
Comment: The following constitutes Amendment No. 1 to the Schedule 13D ("Amendment No. 1"). This Amendment No. 1 amends and restates Items 3 and 5(a)-(c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons used approximately $13,211,898.75 (including commissions) of the working capital of the Converium Funds in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Persons.

Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 103,566,715 shares of Common Stock outstanding as of April 24, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the Securities and Exchange Commission (the "SEC") on April 29, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days, which were all in the open market, are set forth on Annex B attached hereto and incorporated by reference herein.

## Signatures
- Converium Capital Inc.: /s/ Michael Rapps, Michael Rapps, Managing Partner (07/08/2025)
- Aaron Stern: /s/ Aaron Stern, Aaron Stern, individually (07/08/2025)